Exhibit D-3



                                December 1, 2003



BY hand delivery

Kristi Izzo, Secretary
Board of Public Utilities
Two Gateway Center
Newark, NJ  07102

              Re: In The Matter Of The Verified Petition Of Jersey Central Power & Light Company For A Bondable Stranded Costs Rate Order In Accordance With Chapter 23 Of The Laws Of 1999, As Amended, To Authorize The Imposition Of A Non-bypassable Transition Bond Charge, The Issuance And Sale Of Up To $277 Million Aggregate Principal Amount Of Transition Bonds By A Financing Entity To Recover Petitioner's Bondable Stranded Costs, And The Application Of Transition Bond Proceeds To Retire Outstanding Debt, Equity Or Both, And To Approve The Methodology For The Calculation And Adjustment Of The Transition Bond Charge And Market Transition Charge-Tax
                    Related  Thereto  Amendment  No.  2  Docket  No.  ER03020133
                    ------------------------------------------------------------

Dear Secretary Izzo:

          Petitioner, Jersey Central Power & Light Company ("Company"), submits this letter (original and eleven copies) to the Board of Public Utilities ("Board") as Amendment No. 2 to the Petition filed in the above-referenced docket on February 14, 2003, as heretofore amended by Amendment No. 1 thereto dated September 19, 2003 (collectively, the "Petition"). By this Amendment No. 2, which employs terms as defined in the Petition, JCP&L hereby modifies and/or supplements the Petition as follows:

          1. Paragraph 5.a of the Petition is amended to reflect a Recoverable Deferred Balance Amount at July 31, 2003 of approximately $448 million, which


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Kristi Izzo, Secretary
December 1, 2003
Page 2


includes deferred taxes of approximately $183 million, so that the Petition, as so amended, seeks a Financing Order authorizing the recovery, through the issuance of Transition Bonds in the Transition Bond Transaction, of approximately $277 million of the Company's Bondable Stranded Costs (subject to rounding adjustments).1 This amount includes Upfront Transaction Costs and Capital Reduction Costs of $4.5 million and $6.5 million, respectively, or a total of $11 million. As noted in footnote 2 of the Petition, the Company requests authority to recover an amount, either greater or less than $277 million, that reflects the actual amounts that will be determined at the time the Board issues the Bondable Stranded Costs Rate Order requested in the Petition, as amended hereby. Other Paragraphs of the Petition containing references to such amounts are similarly modified to reflect the above numbers.

          2. Paragraph 6 of the Petition is amended to reflect the $61 million of net present value savings set forth in Revised Exhibit A-Supplement being filed herewith (see Item 8 below). The discount rate utilized in Revised Exhibit A-Supplement is 6.75%, which is the Company's after-tax weighted average cost of capital resulting from the Board's August 1, 2003 Summary Order in the Company's rates proceeding (see Paragraph 4 of the Petition).

          3. The Petition is further supplemented to reflect an alternative savings analysis that demonstrates $112 million of net present value savings, as set forth in Exhibit A-1 being filed herewith (see Item 8 below). This

--------------------

1 These revised figures primarily reflect a revised calculation of the return on the Company's retained generation assets, together with the associated adjustment in the accrued interest, pursuant to the Board's August 1, 2003 Summary Order in the Company's rates and deferred balances proceedings.

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Kristi Izzo, Secretary
December 1, 2003
Page 3


alternative analysis compares securitization to an eight-year amortization at an interest rate of 8.38%, which is the Company's full cost of capital resulting from the Board's August 1, 2003 Summary Order in the Company's rates proceeding. As set forth in the testimony of Thomas C. Navin and Michael J. Filippone in the Company's rates and deferred balances proceedings that is incorporated by reference therein, as discussed below, the Company believes that the only proper recovery mechanisms for the deferred balance are securitization or a four-year amortization at a medium-term debt rate. Nonetheless, the Company has prepared Exhibit A-1, but solely for the purpose of providing an alternative calculation. Exhibit A-1 should be used for comparison purposes only. The submission of Exhibit A-1 does not mean that the Company believes that such an eight-year recovery mechanism is appropriate, even at an interest rate equal to the Company's full cost of capital, for the reasons set forth in the testimony referred to above.

          4. The Company further supplements the Petition to provide the following background information. On April 14, 1999, JCP&L and certain other parties entered into a Stipulation of Settlement ("Stipulation") resolving JCP&L's restructuring proceedings in Docket Nos. EO97070458, EO97070459 and EO97070460. As pertinent here, the Stipulation (P. P. 29-35) provided that if the Company's deferred balance exceeded $100 million at the end of the transition period on July 31, 2003, the Company would be permitted to securitize that deferred balance. The Stipulation acknowledged that confirmation of the Company's ability to securitize the deferred balance was necessary in order for JCP&L to provide the ratepayer benefits contained in the Stipulation, including the rate reductions provided for therein, and that, therefore, such confirmation provided tangible and quantifiable benefits to ratepayers. The Stipulation also stated that Board approval of the Stipulation would constitute a determination


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Kristi Izzo, Secretary
December 1, 2003
Page 4


by the Board that securitization of the deferred balance was permitted by the as yet unamended Electric Discount and Energy Competition Act ("EDECA") and was in the public interest. Finally, insofar as relevant here, the Stipulation provided that, in the absence of securitization, the Company would be permitted to recover the deferred balance over four years, with interest.

          By Summary Order dated May 24, 1999, the Board approved the Stipulation except as specifically modified therein. The only modification relevant here was the Board's determination that JCP&L would not be permitted to issue securitization bonds to recover the deferred balance in increments of less than $100 million. Thus, in its Summary Order, the Board had clearly focused on the provisions of the Stipulation providing for securitization of the deferred balance and, except for the small change noted above, adopted them in their entirety.

          The Company implemented the terms of the Stipulation on August 1, 1999 in reliance on the Summary Order's approval thereof. Then, nearly two years later, on March 7, 2001, the Board issued its Final Decision and Order in JCP&L's restructuring proceedings. In that Final Decision and Order, and contrary to its decision as reflected in the Summary Order, the Board purported not to adopt paragraphs 33-36 of the Stipulation. Even then, however, the Board held (at 113) that the Company would be permitted to securitize the deferred balance "to the extent permitted by EDECA".

          The Company was not privy to the Board's deliberations and thinking and cannot state with any certainty why the qualifying language was included in the Final Decision and Order. However, the Company understands that after the


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Kristi Izzo, Secretary
December 1, 2003
Page 5


issuance of the Summary Order, the Board became concerned, notwithstanding the contrary finding in the Stipulation that was approved in the Summary Order, that EDECA could be interpreted so as to preclude securitization of the deferred balance.2 If that understanding is accurate, that concern may well have caused the Board to modify its determinations with respect to securitization of the deferred balance.

          In 2002, the Legislature adopted certain amendments to EDECA that were intended to clarify the Board's authority to permit securitization of deferred balances. Thus, the Company believes that this statutory clarification, when viewed in light of the history reviewed above, should be interpreted to mean that the Board's concerns, as reflected in the qualifying language in the Final Decision and Order, have been addressed. As a result, the Board's original determination to permit securitization of the deferred balance, as reflected in the Summary Order, should prevail, subject to certain purported legal questions as to the proper meaning and interpretation of the 2002 amendments to EDECA that were addressed in Paragraph 4 of the original Petition

     5. The Company's reasons for seeking to securitize the deferred balance are set forth (i) on pages 14-20 of the testimony of Michael J. Filippone in the Company's recent rates and deferred balances proceedings in Docket Nos. ER02080506 and ER02080507, which testimony was designated as Exhibit JC-3, (ii) pages 9-11 of Mr. Filippone's rebuttal testimony in those proceedings, which was designated as Exhibit JC-3 Rebuttal, and Schedule MJF-12 thereto, and (iii) pages 8-12 of the rebuttal testimony of Thomas C. Navin in those proceedings,

--------------------
2  The Company did not share the Board's purported concerns on this score.

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Kristi Izzo, Secretary
December 1, 2003
Page 6


which was designated as Exhibit JC-5 Rebuttal. These three pieces of testimony are incorporated herein by reference and attached hereto as Exhibit G , H and I, respectively.

          6. For all of the reasons set forth in such testimony, and as demonstrated in the Petition and Exhibits thereto in this docket, as amended hereby, securitization provides benefits to customers and should be permitted. Nonetheless, the Company has repeatedly stated that an alternative recovery mechanism that amortizes the deferred balance over four years at the interest rate reflected in the Board's Final Decision and Order in JCP&L's restructuring proceedings (i.e., the rate on seven-year constant maturity Treasuries, plus sixty basis points) would be reasonable. Because the deferred balance has been financed, and is supported, by the Company's overall capital structure, a recovery period that exceeds four years would have to carry interest at the Company's overall cost of capital (i.e. 8.38% as determined in the Company's recent rates proceeding) in order to fairly compensate the Company. Even with such an interest rate, however, recovery over more than four years could have significant credit quality implications because the debt would remain on the books for purposes of rating agency analyses, whereas securitization debt is ignored by the rating agencies for those purposes.3 Thus, securitization is the preferable alternative.

          7. The Company urges the Board to act on this Petition as promptly as practicable. The Company is currently amortizing its deferred balance, net of tax, on an interim basis over 10 years at an interim interest rate of only 1.3%.

--------------------
3 See the response to RAR-SEC-30 (Revised) in Docket Nos. ER02080506 and ER02080507, a copy of which is attached hereto as Exhibit J.

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Kristi Izzo, Secretary
December 1, 2003
Page 7


In the Company's view, such a recovery mechanism and interest rate is clearly insufficient and, indeed, is confiscatory. This inadequate recovery mechanism was justified because it was supposed to be an interim mechanism that would remain in place for only a short time. The unfairness of this recovery mechanism increases each day, as we begin the fifth month of its application, and a decision in this matter to permit securitization (or to provide for another fair recovery mechanism) must be made promptly.

          8. Attached hereto and made a part hereof are the following Exhibits that, if applicable, replace and supersede the corresponding Exhibits that were filed with the Petition and/or supplement those Exhibits:

          Revised Exhibit A-Supplement   Customer Savings

          Exhibit A-1                    Alternative Customer Savings

          Revised Exhibit B-Supplement   Estimated Upfront Transaction Costs

          Revised Exhibit C-Supplement   Estimated Ongoing Transaction Costs

          Revised Exhibit E-Supplement   Debt Design (Revised Attachment
                                         E-1-Supplement)
                                         Projected Transition Bond Charge and
                                         MTC-Tax (Revised Attachment E-2-
                                         Supplement)
                                         Transition Bond Charge and MTC-Tax
                                         Methodology (Attachment E-3
                                         (unchanged))

          Revised Exhibit F-Supplement   Pro Forma Capitalization Table

          Exhibit G                      Pages 14-20 from direct testimony of
                                         Michael J. Filippone (Docket Nos.
                                         ER02080506 and ER02080507)


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Kristi Izzo, Secretary
December 1, 2003
Page 8

          Exhibit H                      Pages 9-11 from rebuttal testimony of
                                         Michael J. Filippone and Schedule
                                         MJF-12 thereto (Docket Nos. ER02080506
                                         and ER02080507)

          Exhibit I Pages 8-12 from rebuttal testimony of Thomas C. Navin (Docket No. ER02080506)

          Exhibit J                      Response to RAR-SEC-30 (Revised)
                                         (Docket Nos. ER02080506 and ER02080507)

          Would you kindly stamp the enclosed additional copy of this letter with the date of filing and return same to the undersigned in the enclosed self-addressed envelope.

          Thank you for your anticipated courtesy and cooperation.


                                          Respectfully submitted,



                                          Marc B. Lasky


MBL/kl
Enclosure
cc:      (w/enclosure - by Federal Express)
         Service List


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Kristi Izzo, Secretary
December 1, 2003
Page 9



bcc:     (w/enclosure - by Federal Express)
         Douglas E. Davidson, Esq.
         Robert A. Friedman, Esq.
         Darryl Herrick
         Linda Kang
         Thomas Navin
         Gregory G. Pavin, Esq.
         Curtis Probst